UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36016 / March 11, 2026

In the Matter of:

Wilshire Private Assets Master Fund
Wilshire Advisors LLC
certain of their affiliated entities as described in Appendix A to the Application

1299 Ocean Avenue, Suite 600
Santa Monica, CA 90401

812-15889

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Wilshire Private Assets Master Fund, et al. filed an application on September 3, 2025, and an
amendment to the application on February 12, 2026, requesting an order under sections 17(d)
and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would permit certain registered closed-end
management investment companies and business development companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment entities.

On February 13, 2026, a notice of the filing of the application was issued (Investment Company
Act Release No. 35955). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that
the relief requested by Wilshire Private Assets Master Fund, et al. (File No. 812-15889) is

granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.